MORGAN STANLEY MONEY MARKET FUNDS
JOINT ACCOUNT TRANSACTIONS

CERTIFICATE

The following representations refers to the investments made on behalf of certain Morgan Stanley Funds (the "Funds") in the Funds' joint accounts with broker dealers, with respect to the cash that is invested in overnight repurchase transactions, established pursuant to the Joint Account Procedures for the year ended April 30, 2018 (any capitalized term not defined herein has the meaning given to it in the Joint Account Procedures):

I) The Joint Accounts have operated in accordance with the Funds' Joint Account Procedures, as approved by the Boards of the Funds.

2) The Funds and their shareholders benefit from the Funds' participation in a Joint Account arrangement because the Funds are able to:

    a. save on transaction fees;

    b. bargain for higher rates of return through the use of large amounts of pooled cash balances; and

    c. minimize the potential for clerical errors.

Date: 6\1\18



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Portfolio Manager